-------------------------------
                                                            OMB APPROVAL
                                                 -------------------------------
                                                      OMB Number: 3235-0145
                                                 -------------------------------
                                                    Expires: October 31, 2002
                                                 -------------------------------
                                                    Estimated average burden
                                                 -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  USCorp, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                   -------------------------------------------
                         (Title of Class of Securities)

                                     91730T
                   -------------------------------------------
                                 (CUSIP Number)

                                             Stephen M. Lavanway, President
    Robert Dultz                             U.S. Metals and Minerals, Inc.
    Post Office Box 5330                     4706 North Thirty-first Drive
    Palm Springs, California 92263           Phoenix, Arizona 85017
    (760) 861-0982                           (602) 995-0434

                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 2, 2002
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed
original  and  five  copies  of  the  schedule,   including  all  exhibits.  See
ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 91730T 20 1
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     a)   Robert Dultz

     b)   U.S. Metals and Minerals I.R.S. No. 88-0463254
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
         (a)   /   /
         (b)   /X/
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) ...SC.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     a)   Mr. Dultz is a citizen of the United Stated
     b) U.S.Metals and Minerals, Inc., is a corporation duly incorporated under the laws of the State of Arizona
--------------------------------------------------------------------------------
7.   Sole Voting Power
     a)  Robert Dultz                19,997,000
     b)  U.S. Metals and Minerals     2,700,000
--------------------------------------------------------------------------------

8.   Shared Voting Power       Not Applicable.
--------------------------------------------------------------------------------
9.   Sole Dispositive Power
     a)  Robert Dultz                19,997,000
     b)  U.S. Metals and Minerals     2,700,000
--------------------------------------------------------------------------------

10.  Shared Dispositive Power  Not Applicable
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     a)  Robert Dultz                19,997,000
     b)  U.S. Metals and Minerals     2,700,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     a)  Robert Dultz                78.0%
     b)  U.S. Metals and Minerals    10.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     a)  Robert Dultz                IN
     b)  U.S. Metals and Minerals    CO
--------------------------------------------------------------------------------

         1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91730T 20 1                 SC13D                  Page 2 of 16 pages
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     At this time, the Issuer maintains an office at Suite 204, 4535 West Sahara Avenue, Las Vegas, Nevada 89102.

     The Issuer adopted an amendment to its Articles of Incorporation on March 14, 2002; namely, the Issuer modified its capital structure by authorizing preferred stock. The relative voting rights, preferences, privileges, and restrictions relative to the issuer's securities are as follows:

     The Issuer's Articles of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, $0.01 par value per share, of which 25,613,567 shares were outstanding as of the date of this report. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of the Issuer, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and non-assessable.

     On or about June 10, 2002, the Issuer filed a Form S-8 Registration Statement with the Commission to register 2,045,356 shares of its Common Stock, which are underlying the options offered under the Issuer's 2002 Directors and Officers Stock Option Plan.

     On February 14, 2002, the Issuer authorized a 1 for 10 splitdown of its outstanding capital stock for stockholders of record as of the close of business March 5, 2002, effective March 6, 2002. Fractional shares will be rounded up to the next highest share. This action was authorized by the majority vote of the issued and outstanding shares of the Issuer and approved by unanimous vote of the Board of Directors.

     Preferred Stock.

     The Issuer's Articles of Incorporation authorizes the issuance of 10,000,000 shares of Preferred Stock, $0.10 par value per share, of which no shares were outstanding as of the date of this filing. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. The Preferred Stock is convertible into the Issuer's Common Stock at the ratio of 1:8, and the Issuer's Board of Directors have not yet designated the number of votes per share of Preferred Stock by any holder thereof.

CUSIP No. 91730T 20 1                 SC13D                  Page 3 of 16 pages
--------------------------------------------------------------------------------


     Authorized Board Actions.

     The Issuer's Board of Directors, subject to the provisions of the Issuer's Articles of Incorporation, and limitations imposed by law, is authorized to:

     a.  adopt resolutions;

     b.  to issue the shares;

     c.  to fix the number of shares;

     d.  to change the number of shares constituting any series; and

     e.  to provide for or change the following:

         i.   the voting powers;

         ii.  designations;

         iii. preferences; and

         iv.  relative,   participating,   optional  or  other  special  rights,
qualifications, limitations or restrictions, including the following:

              a)   dividend rights (including whether dividends are cumulative);

              b)   dividend rates;

              c)   terms of redemption (including sinking fund provisions);

              d)   redemption prices;

              e)   conversion rights; and

              f) liquidation preferences of the shares constituting any class or series of the Preferred Stock.

     In each of the listed cases, the Issuer will not need any further action or vote by the stockholders.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Issuer by means of a tender offer, proxy contest, merger, or otherwise, and thereby to protect the continuity of the Issuer's management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of Common Stock. For example, Preferred Stock issued by the Issuer may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

CUSIP No. 91730T 20 1                 SC13D                  Page 4 of 16 pages
--------------------------------------------------------------------------------
     Nevada Laws.

     The Nevada Business Corporation Law contains a provision governing "Acquisition of Controlling Interest." This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The Control Share Acquisition Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

     1.  20 to 33-1/3%,
     2.  33-1/3 to 50%, or
     3.  more than 50%.

     A "control share acquisition" is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the Issuer. The Issuer's Articles of Incorporation and Bylaws do not exempt the Issuer's Common Stock from the Control Share Acquisition Act.

     The Control Share Acquisition Act is applicable only to shares of "Issuing Corporations" as defined by the Act. An Issuing Corporation is a Nevada corporation, which;

     1. has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and

     2. does business in Nevada directly or through an affiliated corporation.

     At this time, the Issuer maintains an office in Nevada, and conducts its business from a location in Nevada; therefore, the provisions of the Control Share Acquisition Act apply to acquisitions of the Issuer's Shares but will not at such time as these requirements can no longer be met. The provisions of the Control Share Acquisition Act may discourage companies or persons interested in acquiring a significant interest in or control of the Issuer, regardless of whether such acquisition may be in the best interest of the Issuer's stockholders.

     The Nevada "Combination with Interested Stockholders Statute" may also have an effect of delaying or making it more difficult to effect a change in control of the Issuer. This Statute prevents an "interested stockholder" and a resident domestic Nevada corporation from entering into a "combination," unless certain conditions are met. The Statute defines "combination" to include any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having:

CUSIP No. 91730T 20 1                 SC13D                  Page 5 of 16 pages
--------------------------------------------------------------------------------

     1. an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;

     2. an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or

     3. representing 10 percent or more of the earning power or net income of the corporation.

     An "interested stockholder" means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the Statute may not engage in a "combination" within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of;

     1. the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher;

     2. the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or

     3. if higher for the holders of Preferred Stock, the highest liquidation value of the Preferred Stock.

ITEM 2. IDENTITY AND BACKGROUND

     A. Robert Dultz, has a business address at, P.O. Box 5330, Palm Springs CA.92263. Mr. Dultz's principal occupation is President of USMetals, Inc. ("USMetals") and Chairman of the Board, and Chief Executive Officer of the Issuer. During the last five years, Mr. Dultz has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Mr. Dultz is a citizen of the United States.

     B. U.S. Metals and Minerals, Inc. is an Arizona corporation formed and organized on December 2, 1997 and has its business address at 4607 N. 31st Drive, Phoenix, AZ 86017. The Company is not subject to the reporting requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934.

CUSIP No. 91730T 20 1                 SC13D                  Page 6 of 16 pages
--------------------------------------------------------------------------------

     C.  No  person  or  entity   disclosed  above  in  Item  2  is  subject  to
disqualification by the provisions of 17 CFR 230.263(b).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration offered by the Issuer to the holders of USMetals' common stock was limited to the value of the shares of the Issuer's common stock (and for such other implied valuable non-cash consideration which is recognizable by law to validate and enforce the terms and provisions of any like agreement).

     To the best of the Reporting Person's knowledge, no principal stockholder or control person has pledged, hypothecated, or in any way encumbered any of their shares, the failure of performance of which would result in a change in control of the Issuer.

     No loans or other forms of evidences of indebtedness were utilized by any party in order to perform and consummate the acquisition described herein. Moreover, no securities of the Issuer were hypothecated in the performance of the acquisition described in this report.

ITEM 4. PURPOSE OF TRANSACTION

     Description of Transaction That Resulted in Change of Control.

     On March 14, 2002, the Issuer tendered an offer to the shareholders of USMetals, Inc. (USMetals), whereby, the Issuer would exchange one share of the Issuer's common stock for one share of USMetals' common stock, both of which, respectively, were issued and outstanding as of the closing date of the transaction. The transaction was exempt from the Securities and Exchange Commission's reporting and compliance requirements under and in accordance with Regulation T-O and Regulation M-A, as the target Issuer (USMetals) was a privately-held corporation organized under NRS (Nevada Revised Statutes) 78A.020.

     That certain share exchange agreement provided for an exchange of one (1) share of the Issuer's common stock for each one (1) share of USMetals' common stock. As the result of this transaction, the control entity, and certain other principal stockholders, of USMetals succeeded to becoming the control entity and principal stockholders of the Issuer.

     On or about April 2, 2002, the Issuer acquired USMetals, Inc., a Nevada corporation ("USMetals"), which, by virtue of the satisfactory conclusion to a share exchange transaction, became a wholly-owned subsidiary of the Issuer. That certain share exchange transaction was entered into between the Issuer and the holders of USMetals' common voting equity securities on March 14, 2002. (The exchange of the Issuer's and USMetals' securities, the prevailing transaction, and the resultant effects to the Issuer as the direct result of the share exchange transaction are more fully described hereinbelow).

CUSIP No. 91730T 20 1                 SC13D                  Page 7 of 16 pages
--------------------------------------------------------------------------------

     Consequently, two predominant stockholders of USMetals became principal stockholders of the Issuer. The table below sets forth the name of the principal holders of greater than 10% (ten per cent) of the Issuer's total authorized issued and outstanding Common Stock, which is correct as of the date of this report.

                                   Percentage of Shares as                     Total Number of
                                      the Result of the     Shares Subject to  Shares Held in
Name of Principal Stockholder(s)         Acquisition           Options (1)        Issuer
-------------------------------    -----------------------  -----------------  ---------------
 Robert Dultz (2)                           78.0%               650,000          19,997,000
 U. S. Metals and Minerals, Inc.            10.5%                  -              2,700,000


     (1) Information on the Issuer's newly-adopted 2002 Directors and Officers Stock Option Plan is more fully described in Item 6 of this report.

     (2) The majority stockholder of the Issuer is Robert Dultz, who, as the result of the acquisition (without offsets or inclusions for other stockholder activity, activity as the result of certain relationships and related transactions, as the result of existing or recently-adopted qualified or non-qualified stock options, or, as the result of increases or decreases due to the Issuer's proposed limited offering under Rule 506 of Regulation D), directly owns 78.0% of the Issuer's common stock.

     Basis of Control; Effects upon the Issuer's Stockholders.

     The Issuer's majority stockholder now owns approximately 78.0% of the Issuer's duly authorized, issued, and outstanding Common Stock. As long as it holds a majority of the Issuer's total issued and outstanding Common Stock, it will be able to elect the Issuer's entire Board of Directors and to remove any director, with or without cause, without calling a special meeting. New and existing stockholders of the Issuer will not be able to affect the outcome of any stockholder vote. As a result, the Issuer's principal stockholder will control all matters affecting the Issuer and its wholly-owned subsidiaries, including: (i) the composition of the Issuer's Board of Directors and, through it, any determination with respect to the Issuer's business direction and policies, including the appointment and removal of officers; (ii) the allocation of business opportunities that may be suitable for the Issuer; (iii) any determinations with respect to future mergers or other future business combinations; (iv) the Issuer's acquisition or disposition of assets; (v) the Issuer's financing objectives; (vi) the payment of dividends on the Issuer's Common Stock; and (vii) determinations with respect to the Issuer's tax returns.

CUSIP No. 91730T 20 1                 SC13D                  Page 8 of 16 pages
--------------------------------------------------------------------------------

     Moreover, new and existing stockholders of the Issuer will not have an opportunity to evaluate the specific merits or risks of any prospective acquisition initiated by the Issuer. As the result, new and existing stockholders will be dependent on the judgment of the Issuer's management, and on the judgment of the Issuer's majority stockholder, in connection with the selection of the properties or businesses to be acquired or developed. There can be no assurance that determinations ultimately made by the Issuer's management, or by the Issuer's majority stockholder, will permit the Issuer to achieve its business objectives, to become or to remain profitable, or to pay dividends (regardless the profitability of the Issuer).

     The Issuer adopted an amendment to its Articles of Incorporation on March14, 2002; namely, the Issuer modified its capital structure by amending its common stock's par value per share and by authorizing preferred stock. One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Issuer by means of a tender offer, proxy contest, merger, or otherwise, and thereby to protect the continuity of the Issuer's management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of Common Stock. For example, Preferred Stock issued by the Issuer may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common
Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

     Nevada Laws.

     The Nevada Business Corporation Law contains a provision governing "Acquisition of Controlling Interest." This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The Control Share Acquisition Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

     1.  20 to 33-1/3%,
     2.  33-1/3 to 50%, or
     3.  more than 50%.

     A "control share acquisition" is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the Issuer. The Issuer's Articles of Incorporation and Bylaws do not exempt the Issuer's Common Stock from the Control Share Acquisition Act.

CUSIP No. 91730T 20 1                 SC13D                  Page 9 of 16 pages
--------------------------------------------------------------------------------

     The Control Share Acquisition Act is applicable only to shares of "Issuing Corporations" as defined by the Act. An Issuing Corporation is a Nevada corporation, which;

     1. has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and

     2. does business in Nevada directly or through an affiliated corporation.

     At this time, the Issuer maintains an office in Nevada and conducts its business from a location in Nevada; therefore, the provisions of the Control Share Acquisition Act apply to acquisitions of the Issuer's Shares but will not at such time as these requirements can no longer be met. The provisions of the Control Share Acquisition Act may discourage companies or persons interested in acquiring a significant interest in or control of the Issuer, regardless of whether such acquisition may be in the best interest of the Issuer's stockholders.

     The Nevada "Combination with Interested Stockholders Statute" may also have an effect of delaying or making it more difficult to effect a change in control of the Issuer. This Statute prevents an "interested stockholder" and a resident domestic Nevada corporation from entering into a "combination," unless certain conditions are met. The Statute defines "combination" to include any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having:

     1. an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;

     2. an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or

     3. representing 10 percent or more of the earning power or net income of the corporation.

     An "interested stockholder" means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the Statute may not engage in a "combination" within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of;

     1. the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher;

CUSIP No. 91730T 20 1                 SC13D                  Page 10 of 16 pages
--------------------------------------------------------------------------------

     2. the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or

     3. if higher for the holders of Preferred Stock, the highest liquidation value of the Preferred Stock.

         As of the date of this report, the Issuer does anticipate the occurrence of any event that would compel a change in control of the Issuer. However, if Robert Dultz was to make an assignment of his shares in the Issuer, a change in control of the Issuer would likely occur.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Security Ownership of Certain Beneficial Owners.

     The following table sets forth the security ownership of certain beneficial owners of the Issuer as of April 2, 2002.

                                                    Amount and
   Title        Name and Address                    Nature of           Percent
  of Class      of Beneficial Owner            Beneficial Ownership    of Class
  --------      -------------------            --------------------    --------
  Common        Robert Dultz                        19,997,000            78.0%
                c/o USCorp                     Direct Beneficial Owner
                Suite 204
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

  Common        U. S. Metals and Minerals, Inc.      2,700,000            10.5%
                4706 North Thirty-first Drive   Direct Beneficial Owner
                Phoenix, Arizona  85017


Security Ownership of Management.

     The following table sets forth the security ownership of management as of April 2, 2002.
                                                   Amount and
   Title        Name and Address                    Nature of           Percent
  of Class      of Beneficial Owner            Beneficial Ownership    of Class
  --------      -------------------            --------------------    --------
    Common      Robert Dultz                         19,997,000           78.0%
                c/o USCorp                     Direct Beneficial Owner
                Suite 204
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

    Common      Larry Dietz
                c/o USCorp                               51,000           0.20%
                Suite 204                      Direct Beneficial Owner
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

CUSIP No. 91730T 20 1                 SC13D                  Page 11 of 16 pages
--------------------------------------------------------------------------------

   Title        Name and Address                    Nature of           Percent
  of Class      of Beneficial Owner            Beneficial Ownership    of Class
  --------      -------------------            --------------------    --------

    Common      Spencer Eubank                          230,750           0.90%
                c/o USCorp                     Direct Beneficial Owner
                Suite 204
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

    Common      Carl O'Baugh                             50,250           0.20%
                c/o USCorp                     Direct Beneficial Owner
                Suite 204
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

    Common      Don Brown                                50,000           0.20%
                c/o USCorp                     Direct Beneficial Owner
                Suite 204
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

    Common      Tom Owens                                10,000           0.04%
                c/o USCorp                     Direct Beneficial Owner
                Suite 204
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

    Common      Michael Love                             50,000           0.20%
                c/o USCorp                     Direct Beneficial Owner
                Suite 204
                4535 West Sahara Avenue
                Las Vegas, Nevada  89102

    Common    Officers, as a group                   20,329,000          79.36%
    Common    Directors, as a group                  20,329,000          79.36%
    Common    Officers, as proposed to be a group    20,429,000          79.75%
    Common    Directors, as proposed to be a group   20,339,000          79.40%


ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the best of the Reporting Person's knowledge, no principal stockholder or control person has pledged, hypothecated, or in any way encumbered any of their shares, the failure of performance of which would result in a change in control of the Issuer.

CUSIP No. 91730T 20 1                 SC13D                  Page 12 of 16 pages
--------------------------------------------------------------------------------

     No loans or other forms of evidences of indebtedness were utilized by any party in order to perform and consummate the acquisition described herein. Moreover, no securities of the Reporting Person were hypothecated in the performance of the acquisition described in this report.

     The Issuer does not presently utilize any form of material voting arrangements, either by its stockholders or by any of its directors.

     Issuer's Adoption of a Stock Option Plan; Issuance of Shares to Officers and Directors.

     The Issuer has adopted a stock option plan that provides it with the flexibility to grant stock incentives described in this section of this report to its key employees, officers, directors, consultants, and advisers for the purpose of giving them a proprietary interest in, and to encourage them to remain in the employ or service of, the Issuer. The Issuer's Board of Directors has reserved up to 2,045,856 shares of its Common Stock for issuance through options that may be granted under the 2002 Directors and Officers Stock Option Plan (the "Stock Option Plan"). However, the number of shares of the Issuer's Common Stock reserved for issuance under the Stock Option Plan will not exceed 10% of the Issuer's outstanding shares. The number of shares reserved for issuance may change in the event of a stock split, recapitalization or similar event as described in the Stock Option Plan.

     Administration. It is expected that a committee of the Issuer's Board of Directors, which will be comprised of at least one non-employee director, will administer the Stock Option Plan. The Issuer's Board of Directors will consider the standards contained in both Section 162(m) of the Internal Revenue Code of 1986, as currently in effect and Rule 16b-3 under the Securities Exchange Act, when appointing members to the committee. The Committee and the Issuer's Board of Directors will have the authority to grant awards under the Stock Option Plan, to determine the terms of each award, to interpret the provisions of the Stock Option Plan, and to make all other determinations that they may deem necessary or advisable to administer the Stock Option Plan.

     The Stock Option Plan permits the Committee of the Issuer's Board of Directors, to grant stock options to eligible persons. Options may be granted on an individual basis or to a group of eligible persons. Accordingly, the Committee or the Issuer's Board of Directors, will determine, within the limits of the plan, the number of shares of the Issuer's Common Stock subject to an option, to whom an option is granted and the exercise price and forfeiture or termination provisions of each option. A holder of a stock option generally may not transfer the option during his or her lifetime.

     Option Terms. The plan provides for incentive stock options and non-qualified stock options. The committee or the Issuer's Board of Directors will determine whether an option is an incentive stock option or a non-qualified stock option when it grants the option and the option will be evidenced by an agreement describing the material terms of the option.

CUSIP No. 91730T 20 1                 SC13D                  Page 13 of 16 pages
--------------------------------------------------------------------------------

     The committee or the Issuer's Board of Directors will determine the exercise price of an option. The exercise price of an incentive stock option may not be less than the fair market value of the Issuer's Common Stock on the date of the grant, or less than 110% of the fair market value if the participant owns more than 10% of the Issuer's outstanding Common Stock. When the incentive stock option is exercised, we will be entitled to place a legend on the certificates representing the shares of Common Stock purchased upon exercise of the option to identify them as shares of Common Stock purchased upon the exercise of an incentive stock option. The exercise price of non-qualified stock options may be greater than, less than or equal to the fair market value of the Common Stock on the date that the option is awarded, based upon any reasonable measure of fair market value. The committee may permit the exercise price to be paid in cash or by the delivery of previously owned shares of Common Stock, and, if permitted in the applicable option agreement, through a cashless exercise executed through a broker or by having a number of shares of Common Stock otherwise issuable at the time of exercise withheld.

     The committee or the Issuer's Board of Directors will also determine the term of an option. The term of an incentive stock option or non-qualified stock option may not exceed ten years from the date of grant, but any incentive stock option granted to a participant who owns more than 10% of the Issuer's outstanding Common Stock will not be exercisable after the expiration of five years after the date the option is granted. Subject to any further limitations in the applicable agreement, if a participant's employment terminates, an incentive stock option will terminate and become unexercisable no later than three months after the date of termination of employment. If, however, termination of employment is due to death or disability, one year will be substituted for the three-month period. Incentive stock options are also subject to the further restriction that the aggregate fair market value, determined as of the date of the grant, of the Issuer's Common Stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering more than $100,000 worth of the Issuer's Common Stock first become exercisable in any one calendar year, the excess will be non-qualified options. For purposes of determining which options, if any, have been granted in excess of the $100,000 limit, options will be considered to become exercisable in the order granted.

     Termination of Options. The terms of particular options may provide that they terminate, among other reasons, upon the holder's termination of employment or other status with the Issuer, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Issuer. An agreement may provide that if the holder dies or becomes disabled, the holder's estate or personal representative may exercise the option. The committee or the Issuer's Board of Directors, may, within the terms of the plan and the applicable agreement, cancel, accelerate, pay or continue an option that would otherwise terminate for the reasons discussed above.

CUSIP No. 91730T 20 1                 SC13D                  Page 14 of 16 pages
--------------------------------------------------------------------------------

     Reorganizations. The plan provides for an appropriate adjustment in the number and kind of shares subject to unexercised options in the event of any change in the outstanding shares of the Issuer's Common Stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event. In the event of some types of corporate reorganizations, the committee or the Issuer's Board of Directors, may, within the terms of the plan and the applicable agreement, substitute, cancel, accelerate, cancel for cash or otherwise adjust the terms of an option.

     Amendment and Termination of the Plan. the Issuer's Board of Directors has the authority to amend or terminate the plan. the Issuer's Board of Directors is not required to obtain shareholder approval to terminate the plan or, generally, to amend the plan, but may condition any amendment or termination of the plan upon shareholder approval if it determines that shareholder approval is necessary or appropriate under tax, securities, or other laws. However, any action by the Issuer's Board of Directors may not adversely affect the rights of a holder of a stock option without the holder's consent.

     Federal Income Tax Consequences. The following discussion outlines generally the Federal income tax consequences of participation in the plan. Individual circumstances may vary and each participant should rely on his or her own tax counsel for advice regarding Federal income tax treatment under the plan.

     Incentive Stock Options. A participant will not recognize income upon the grant of an incentive stock option, nor will he or she be taxed when exercising all or a portion of their option. Instead, the participant will be taxed when he or she sells the shares of Common Stock purchased upon exercise of the incentive stock option. The participant will be taxed on the difference between the price he or she paid for the Issuer's Common Stock and the amount for which he or she sells the stock. If the participant does not sell the shares of the Issuer's Common Stock prior to two years from the date of grant of the incentive stock option and one year from the date the stock is transferred to him or her, the gain will be a capital gain and we will not get a corresponding deduction. If the participant sells the shares of the Issuer's Common Stock at a gain before that time, the difference between the amount the participant paid for the stock and the lesser of its fair market value on the date of exercise or the amount for which the stock is sold will be taxed as ordinary income and we will be entitled to a corresponding tax deduction. If the participant sells the shares of the Issuer's Common Stock for less than the amount he or she paid for the stock prior to the one or two-year period indicated, no amount will be taxed as ordinary income and the loss will be taxed as a capital loss. Exercise of an incentive stock option may subject a participant to, or increase a participant's liability for, the alternative minimum tax.

     Non-Qualified Options. A participant will not recognize income upon the grant of a non-qualified option or at any time before the exercise of the option or a portion of the option. When the participant exercises a non-qualified option or portion of the option, he or she will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the Issuer's Common Stock on the date the option is exercised over the price paid for the stock, and we will then be entitled to a corresponding deduction.

CUSIP No. 91730T 20 1                 SC13D                  Page 15 of 16 pages
--------------------------------------------------------------------------------

     Depending upon the time period for which shares of the Issuer's Common Stock are held after exercising an option, the sale or other taxable disposition of shares acquired by exercising a non-qualified option generally will result in a short or long-term capital gain or loss equal to the difference between the amount realized on the disposition and the fair market value of such shares when the non-qualified option was exercised.

     Special rules apply to a participant who exercises a non-qualified option by paying the exercise price, in whole or in part, by selling back to us shares of the Issuer's Common Stock already held by the participant and to a participant who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Share Exchange Agreement dated as of March 14, 2002, by and among the Issuer, USCorp, USMetals, Inc. and USMetals' Stockholders. (Filed by the Issuer with the Commission, which was filed on its Form 8-K report on June 12, 2002 and incorporated herein by reference.)

Exhibit B - Memorandum of Closing of Share Exchange Agreement. (Filed by the Issuer with the Commission, which was filed on its Form 8-K report on June 12, 2002 and incorporated herein by reference.)

Exhibit C - USCorp Directors and Officers 2002 Stock Option Plan. (Filed by the Issuer with the Commission, which was filed on its Form 8-K report on June 12, 2002 and incorporated herein by reference.)

Exhibit D - USCorp 2002 Directors and Officers Form of Stock Option. (Filed by the Issuer with the Commission, which was filed on its Form 8-K report on June 12, 2002 and incorporated herein by reference.)

CUSIP No. 91730T 20 1                 SC13D                  Page 16 of 16 pages
--------------------------------------------------------------------------------




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

Dated:  July 3, 2002



Signature
/s/ Robert Dultz
----------------
Robert Dultz




Signature
U.S. Metals and Minerals, Inc.

/s/ Stephen M. Lavanway
-----------------------
Stephen M. Lavanway, President
U. S. Metals and Minerals, Inc.,
An Arizona corporation


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)